UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

On October 9, 2018, Globant S.A. (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing that Alejandro Scannapieco, the Company’s current Chief Financial Officer, has been promoted to serve in a new role as Executive Vice President and General Manager of the Company’s U.S. East Region, effective as of October 9, 2018.

Concurrently, the Company announced that Juan Urthiague has been appointed as Chief Financial Officer of the Company, effective as of October 9, 2018. In order to ensure a smooth transition, Mr. Scannapieco is expected to assist Mr. Urthiague during the following two quarters.

Mr. Urthiague was previously with the Company from 2011 until 2017, during which time he served under Mr. Scannapieco as Global Treasurer, Investor Relations Officer, Head of Financial Services and Head of Corporate Finance. He is returning to the Company from OLX Group, where he was Chief Financial Officer of the Latam division. Mr. Urthiague holds a Master’s degree in Finance and Capital Markets from Dublin City University, and received his undergraduate degree in Business Administration from the University of Buenos Aires. The Company believes that Mr. Urthiague’s prior experience and depth of knowledge about the Company make him the best candidate for the position.

The information contained in this report on Form 6-K, except for the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-225731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Press release, dated October 9, 2018, entitled “Globant Promotes Alejandro Scannapieco as EVP & General Manager of US East Region and Transitions the CFO role to Juan Urthiague.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: October 9, 2018